2/09/98 extension

Prospectus Supplement Dated February 9, 1998 to Prospectus Dated
January 8, 1998

   Extension of Exchange Offer. Qwest Communications
International Inc. (the "Company") has extended to 5:00 p.m., New
York City time, February 18, 1998, its offer (the "Exchange Offer") to exchange its 9.47% Series B Senior Notes Due 2007 ("New
Notes") for its 9.47% Senior Notes Due 2007 ("Old Notes"). The offer had been schedule to expire at 5:00 p.m., New York City time, on February 9, 1998. Old Notes in the approximate aggregate principal amount at maturity of $540 million have been tendered in the Exchange Offer.

   Holders of Old Notes who do not tender before 5:00 p.m., New
York City time, February 18, 1998, will continue to hold unregistered securities and will have no right to compel the Company to register their Old Notes under the Securities Act of 1933.